                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 8 )(1)


                                   BARRA, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   068313-10-5
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  March 5, 1999
-------------------------------------------------------------------------------
                          Date of Event Which Requires
                            Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[X]      Rule 13d-1(d)



--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  068313-10-5                     13G                Page 2 of 13 pages

-------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Andrew Rudd

-------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /
         (b) / /

-------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         England

-------------------------------------------------------------------------------------------------------------------

                                      (5)      SOLE VOTING POWER

                                               29,028
                                               (represents options to purchase the Issuer's Common
            NUMBER OF                          Stock that are currently exercisable or that become
             SHARES                            exercisable within 60 days after December 31, 1999)
          BENEFICIALLY
            OWNED BY                  ------------------------------------------------------------------------------
              EACH                    (6)      SHARED VOTING POWER
           REPORTING
             PERSON                            2,676,700
              WITH                             (See Item 6 on page 9 of this statement)
                                      ------------------------------------------------------------------------------
                                      (7)      SOLE DISPOSITIVE POWER

                                               29,028
                                               (represents options to purchase the Issuer's Common
                                               Stock that are currently exercisable or that become
                                               exercisable within 60 days after December 31, 1999)

                                      ------------------------------------------------------------------------------
                                      (8)      SHARED DISPOSITIVE POWER

                                               2,676,700
                                               (See Item 6 on page 9 of this statement)

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CUSIP No.  068313-10-5                     13G                Page 3 of 13 pages

-------------------------------------------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

         2,705,728
         (See Item 6 on page 9 of this statement)


-------------------------------------------------------------------------------------------------------------------
(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                                    /X/
         (See Item 6 on page 9 of this statement)

-------------------------------------------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         19.3 %
------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON

         IN


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CUSIP No.  068313-10-5                     13G                Page 4 of 13 pages

-------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Virginia Rudd

-------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /
         (b) / /

-------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         England

-------------------------------------------------------------------------------------------------------------------

                                      (5)      SOLE VOTING POWER

                                               0

                                     ------------------------------------------------------------------------------
            NUMBER OF                 (6)       SHARED VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY                            2,676,700
              EACH                              (See Item 6 on page 9 of this statement)
           REPORTING                 ------------------------------------------------------------------------------
             PERSON                   (7)       SOLE DISPOSITIVE POWER
              WITH
                                                0

                                     ------------------------------------------------------------------------------
                                      (8)       SHARED DISPOSITIVE POWER

                                                2,676,700
                                                (See Item 6 on page 9 of this statement)


-------------------------------------------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

         2,676,700
         (See Item 6 on page 9 of this statement)

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CUSIP No.  068313-10-5                     13G                Page 5 of 13 pages

-------------------------------------------------------------------------------------------------------------------
(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                                    /X/
         (See Item 6 on page 9 of this statement)

-------------------------------------------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         19.1 %
------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON

         IN

CUSIP No.  068313-10-5                     13G                Page 6 of 13 pages

-------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Rudd Family Trust

-------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /
         (b) / /

-------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         California

-------------------------------------------------------------------------------------------------------------------

                                      (5)      SOLE VOTING POWER

                                               0

                                     ------------------------------------------------------------------------------
            NUMBER OF                 (6)       SHARED VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY                            2,643,200
              EACH                              (See Item 6 on page 9 of this statement)
           REPORTING                 ------------------------------------------------------------------------------
             PERSON                   (7)       SOLE DISPOSITIVE POWER
              WITH
                                                0

                                     ------------------------------------------------------------------------------
                                      (8)       SHARED DISPOSITIVE POWER

                                                2,643,200
                                                (See Item 6 on page 9 of this statement)


-------------------------------------------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

         2,643,200
         (See Item 6 on page 9 of this statement)

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CUSIP No.  068313-10-5                     13G                Page 7 of 13 pages

-------------------------------------------------------------------------------------------------------------------
(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                                    /X/
         (See Item 6 on page 9 of this statement)

-------------------------------------------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         18.8 %
------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON

         00 (Trust)

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CUSIP No.  068313-10-5                     13G                Page 8 of 13 pages

--------------------- ----------------------------------------------------------
ITEM 1(a).            NAME OF ISSUER

                      BARRA, Inc.

ITEM 1(b).            ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                      2100 Milvia Street
                      Berkeley, California  94704

ITEM 2(a).            NAME OF PERSONS FILING

                      A.       Andrew Rudd
                      B.       Virginia Rudd
                      C.       Rudd Family Trust

                      This Schedule 13G is filed on behalf of Andrew Rudd, Virginia Rudd and the Rudd Family Trust ("Reporting Persons") pursuant to Rule 13d-1(k)(1). A joint filing agreement of the Reporting Persons is attached hereto as
                      Exhibit 1. See also Item 6 on page 9 of this Schedule 13G.

ITEM 2(b).            ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                      RESIDENCE

                      A.       35 Valley View Road, Orinda CA  94536
                      B.       35 Valley View Road, Orinda CA  94536
                      C.       35 Valley View Road, Orinda CA  94536

ITEM 2(c).            CITIZENSHIP OR PLACE OF ORGANIZATION

                      A.       England
                      B.       England
                      C.       California

ITEM 2(d).            TITLE OF CLASS OF SECURITIES

                      Common Stock

ITEM 2(e).            CUSIP NUMBER

                      068313-10-5

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CUSIP No.  068313-10-5                     13G                Page 9 of 13 pages

ITEM 3.               IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
                      OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                      Not Applicable

ITEM 4.               OWNERSHIP

                      The information required by this Item 4 for each Reporting Person is set forth on the respective cover page of this
                      Schedule 13G applicable to such Reporting Person in Items 5-11 thereof and such Items are incorporated herein by reference. See also Item 6 below.

ITEM 5.               OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                      Not Applicable

ITEM 6.               OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                      ANOTHER PERSON

                      As of December 31, 1999, the Rudd Family Trust (the "Trust") held title to 2,643,200 shares of Common Stock of BARRA, Inc. (the "Stock"). Andrew Rudd ("Dr. Rudd") and his wife, Virginia Rudd, are the trustees of the Trust and, as such, share the voting and dispositive powers for such Stock. Such 2,643,200 shares held in the Trust represented approximately 18.8 % of the Issuer's total issued and outstanding Stock.

                      As of December 31, 1999, the Rudd Family Foundation (the "Foundation") held title to 33,500 shares of Stock. Dr. Rudd, Virginia Rudd and one of their sons are the trustees of the Foundation and, as such, share the voting and dispositive powers for such Stock. Such 33,500 shares held by the Foundation represented less than five percent of the Issuer's total issued and outstanding Stock.

                      As of December 31, 1999, 50,448 shares of the Stock were held in equal parts by "Peter Rudd as custodian for [each of Dr. Rudd's four children] under the California Uniform Transfers to Minors Act" ("CUTMA") and 72,300 shares of the Stock were held by the CANN 1997 Trust ("CANN"). None of the Reporting Persons has sole or shared voting or dispositive power over the Stock held by the CUTMA or the CANN. Accordingly, each of the Reporting Persons disclaims beneficial ownership of such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

                      The share amounts and percentages set forth in this Item 6 are based upon 14,038,715 shares of Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1999. In addition, the shares of Stock beneficially owned by Dr. Rudd and Virginia Rudd may be subject to

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CUSIP No.  068313-10-5                     13G               Page 10 of 13 pages

                      community property laws where applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                      Not Applicable

ITEM 8.               IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                      Not Applicable

ITEM 9.               NOTICE OF DISSOLUTION OF GROUP

                      Not Applicable

ITEM 10.              CERTIFICATION

                      By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No.  068313-10-5                     13G               Page 11 of 13 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 9, 2000
                             ---------------------------------------------------
                                                       Date

                                                 /s/ Andrew Rudd
                             ---------------------------------------------------
                                                    Signature

                                                   Andrew Rudd
                             ---------------------------------------------------
                                                    Name/Title


                                                 February 9, 2000
                             ---------------------------------------------------
                                                       Date

                                                /s/ Virginia Rudd
                             ---------------------------------------------------
                                                    Signature

                                                  Virginia Rudd
                             ---------------------------------------------------
                                                    Name/Title


                                                 February 9, 2000
                             ---------------------------------------------------
                                                       Date

                                                 /s/ Andrew Rudd
                             ---------------------------------------------------
                                                    Signature

                                 Andrew Rudd, Trustee of the Rudd Family Trust
                             ---------------------------------------------------
                                                    Name/Title


                                                 February 9, 2000
                             ---------------------------------------------------
                                                       Date

                                                /s/ Virginia Rudd
                             ---------------------------------------------------
                                                    Signature

                               Virginia Rudd, Trustee of the Rudd Family Trust
                             ---------------------------------------------------
                                                  Name/Title

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CUSIP No.  068313-10-5                     13G               Page 12 of 13 pages

                                  EXHIBIT INDEX

Exhibit No.                Description
----------------           ----------------------------

      1                    Joint Filing Agreement

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CUSIP No.  068313-10-5                     13G               Page 13 of 13 pages

                             JOINT FILING AGREEMENT

Each of the undersigned agrees that the Schedule 13G to be jointly filed with the Securities and Exchange Commission pursuant to Rule 13(d)-1(k)(1) of the Securities Exchange Act of 1934 on or about this date, with respect to the reporting of the beneficial ownership of shares of Common Stock of BARRA, Inc. is being, and any and all amendments to such Schedule 13G may be, filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 9, 2000



           /s/ Andrew Rudd                         /s/ Virginia Rudd
----------------------------------------  --------------------------------------
             Andrew Rudd                             Virginia Rudd




RUDD FAMILY TRUST


                      /s/ Andrew Rudd
-----------------------------------------------------------
                   Andrew Rudd, Trustee


                     /s/ Virginia Rudd
-----------------------------------------------------------
                  Virginia Rudd, Trustee